Data to be presented at ASCO 2007 highlights
sanofi-aventis commitment to oncology

     - New data on Eloxatin®, Taxotere®
and on three investigational agents (VEGF Trap, S-1 and TroVax®
will be presented at the 43rd annual ASCO meeting -

Paris, France - May 25 2007 – Sanofi-aventis announced today that a total of 375 abstracts on its oncology commitment have been accepted for the 43rd Annual Meeting of the American Society of Clinical Oncology (ASCO) in Chicago, Illinois (June 1-5, 2007). The results from key studies involving the company’s leading anticancer agents, Eloxatin® (oxaliplatin injection) and Taxotere® (docetaxel injection concentrate), will be presented along side clinical trial data examining investigational agents, aflibercept (VEGF-Trap), S-1 (oral fluoropyrimidine) and TroVax® (Therapeutic Cancer Vaccine).

Of the abstracts which have been accepted, 129 focus on Eloxatin®, 214 on Taxotere®, 29 on S-1, 2 on VEGF-Trap and 1 on TroVax®. 193 Eloxatin® and Taxotere® abstracts were also accepted for presentation at the scientific sessions, with 5 Eloxatin® and 15 Taxotere® abstracts to be oral communications, including 1 Eloxatin® presentation at the ASCO plenary session.

The key results presented with Eloxatin®-based treatment (in combination with 5FU/LV) cover clinical trials in the adjuvant (post-surgery) colon cancer (MOSAIC study) and metastatic (advanced) colorectal cancer (NCCTG/N9741study, EORTC40983/EPOC study) settings.

Taxotere® -based regimens data in adjuvant and in metastatic breast cancer will be presented during the meeting.

Two phase II studies examined aflibercept (VEGF-Trap) as a single agent in recurrent ovarian and lung cancers.

Aflibercept (VEGF-Trap) is an anti-angiogenic agent, which blocks the Vascular Endothelial Growth Factor (VEGF), and which is currently being investigated to assess its use in stopping tumor growth. Aflibercept is in phase III development as part of a collaboration between sanofi-aventis and Regeneron.

S-1 is a novel oral fluoropyrimidine that combines three investigational agents: tegafur, a pro-drug of 5 fluoro-uracil; gimeracil (5-chloro-2,4 dihydropyridine) which inhibits dihydropyrimidine dehydrogenase enzyme; and oteracil (potassium oxonate), a gastrointestinal side effect corrector. The Phase III data to be presented evaluate the addition of cisplatin to S-1 in advanced gastric cancer. S-1 is marketed in Japan by Taiho for a variety of indications including gastric cancer. Sanofi-aventis is leading the development of the compound outside of Japan and in some Asian countries.

TroVax® is a therapeutic cancer vaccine developed in collaboration with Oxford BioMedica. It targets the tumour antigen 5T4, broadly distributed in a wide range of solid tumours.

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45             US Tel: + 1 908 981 5560
E-mail: IR@sanofi-aventis.com

The presentation will include new data from two Phase II trials of TroVax® in renal cancer
Finally, the first outcomes of the innovative program “My Child Matters,” a unique humanitarian pediatric cancer initiative in developing countries co-sponsored by sanofi-aventis and the International Union Against Cancer (UICC), will be presented.

*********

About Eloxatin® (oxaliplatin injection)

In Europe

Eloxatin® received approval in France for the second-line treatment of metastatic colorectal cancer in April 1996, and as a first-line treatment in April 1998. In July 1999, Eloxatin® was approved for the first-line treatment of advanced colorectal cancer in major European countries through the Mutual Recognition Procedure, France being the Reference Member State.
Eloxatin® successfully completed a Mutual Recognition Procedure in Europe in December 2003, which allowed the product to be marketed for the treatment of metastatic colorectal cancer in combination with 5-fluorouracil and folinic acid (i.e., in first- and second-line treatment).
In September 2004, the indication for Eloxatin® was extended in Europe, again through the MutuaRecognition Procedure, to include the "Adjuvant treatment of stage III (Dukes' C) colon cancer after complete resection of primary tumor."

In the United States

In the United States, Eloxatin®, in combination with infusional 5-FU/LV, received approval on January 9, 2004, for the first-line treatment of advanced carcinoma of the colon or rectum (ie, first therapy for patients with metastatic colorectal cancer). This same Eloxatin®-based combination had initially (August 2002) received FDA approval for second-line treatment, (ie, therapy for previously treated patients with metastatic colorectal cancer).
On November 4, 2004, this Eloxatin®-based regimen was approved for the adjuvant treatment of stage III (Dukes' C) colon cancer after complete resection of the primary tumor.
Eloxatin® was developed in association with Debiopharm SA and is currently marketed by sanofi-aventis in more than 60 countries.

About Taxotere® (docetaxel) Injection Concentrate

Taxotere® is currently approved in 5 different cancer types:

      •    In Breast Cancer
In the United States and in Europe, Taxotere® is approved to treat patients with locally advanced or metastatic breast cancer after failure of prior chemotherapy. It is also approved in Europe in combination with doxorubicin for patients who have received prior cytotoxic therapy for this condition and in combination with capecitabine after failure of cytotoxic therapy which would have included anthracycline. In the adjuvant setting (post surgery) it is approved in the US and in Europe in combination with doxorubicin and cyclophosphamide (TAC regimen) for the treatment of patients with operable, node-positive breast cancer. Finally, in Europe,

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45             US Tel: + 1 908 981 5560
E-mail: IR@sanofi-aventis.com

Taxotere® is approved in combination with trastuzumab for the treatment of patients with metastatic breast cancer- overexpressing HER2 receptor.

      •     In Lung Cancer
In the US and in Europe, Taxotere®, in combination with cisplatin, is approved for the treatment of patients with unresectable locally advanced or metastatic non-small cell lung cancer (NSCLC) who have not received prior chemotherapy, and it also is approved, as a single agent, for patients with unresectable locally advanced or metastatic NSCLC after failure of prior platinum-based chemotherapy.

      •     In Prostate cancer
Taxotere® is approved for use in combination with prednisone as a treatment for androgen independent (hormone-refractory) metastatic prostate cancer in the US and in Europe.

      •     In Gastric (Stomach) cancer
The FDA and the Committee for Medicinal Products for Human Use (CHMP) of the European Agency for the Evaluation of Medicinal Products (EMEA) approved in March 2006, the use of Taxotere® Injection Concentrate in combination with cisplatin and 5-fluorouracil for the treatment of patients with advanced stomach (gastric) cancer, including cancer of the gastro oesophageal (GE) junction, who have not received prior chemotherapy for advanced disease.

      •     In Head and Neck Cancer
In October 2006, the European Medicines Agency (EMEA) and the FDA approved Taxotere® (docetaxel) Injection Concentrate in combination with cisplatin and fluorouracil for the induction treatment of patients with inoperable locally advanced squamous cell carcinoma of the head and neck (SCCHN).

About VEGF and VEGF Trap
Vascular endothelial growth factor (VEGF), is secreted by many tumours to stimulate the growth of new blood vessels that supply the tumor with oxygen and nutrients.
VEGF Trap is an innovative fusion protein of VEGF binding segments from the human VEGF receptors with a human antibody backbone. It binds two isoforms of VEGF (VEGF-A, VEGF-B) with high binding affinity (1000-fold greater than that of bevacizumab) and also binds to Placental Growth Factor (PlGF).

About S-1
S-1 is currently marketed in Japan for the treatment of gastric, colorectal, head and neck, non-small cell lung, metastatic breast and pancreas cancers. In the United States, Europe and other countries, the product is in phase III clinical development. Taiho commercializes and develops S-1 in Japan and in a few other countries of Asia. Sanofi- aventis collaborates on the current clinical development and is leading the future clinical development and commercialization of the product in the United States, Europe, and other countries in the world, except certain Asian countries.

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45             US Tel: + 1 908 981 5560
E-mail: IR@sanofi-aventis.com

About TroVax®
TroVax® is Oxford BioMedica’s leading cancer immunotherapy product, which is being developed in collaboration with sanofi-aventis. It is designed specifically to stimulate an anti-cancer immune response and has potential application in most solid tumour types. TroVax® T targets the tumour antigen 5T4, which is broadly distributed throughout a wide range of solid tumors. The presence of 5T4 is correlated with poor prognosis. The product consists of a poxvirus (MVA) gene transfer system, which delivers the gene for 5T4 and stimulates a patient’s body to produce an anti-5T4 immune response. This immune response destroys tumour cells carrying the 5T4.

In 2006, Oxford BioMedica started a Phase III trial of TroVax® in renal cancer and sanofi-aventis is implementing a development plan for colorectal cancer. The product has attracted support from Cancer Research UK, the US National Cancer Institute, and the UK clinical trials network, QUASAR. These organisations are conducting or plan to conduct clinical trials with TroVax® .

*********
More information

Details on the key studies to be presented at the meeting during podium presentations and poster discussions are as follows:

Eloxatin® (oxaliplatin injection) clinical studies:

Abstract # 4007 – Oxaliplatin/5FU/LV in the adjuvant treatment of colon cancer: updated efficacy results of the MOSAIC trial, including survival, with a median follow-up of 6 years.

  A long term update including disease-free-survival and overall survival of data from theMOSAIC study, evaluating the role of oxaliplatin/5FU/LV (FOLFOX4) as adjuvant treatmentfor stage II and III colon cancer, will be presented.
  Sunday, June 3, 8:15 AM – 8:30 AM, E Arie Crown Theatre, Oral Presentation.

Abstract # 4067 – N9741: Survival update and prognostic factor analysis of oxaliplatin (ox) and irinotecan (iri) combinations in patients with metastatic colorectal cancer (MCRC).

  An updated analysis of the phase III N9741 study evaluating FOLFOX4 versus irinotecan-based chemotherapy in metastatic colorectal cancer patients will be presented.
  Monday, June 4, 8:00 AM – 12:00 PM, S Hall A2 Oral Presentation.

Abstract # LBA5 – Final results of the EORTC Intergroup randomized phase III study 40983: Peri-operative FOLFOX4 chemotherapy and surgery for resectable liver metastases from colorectal cancer.

  The study examines the use of chemotherapy with oxaliplatin/5FU/LV (FOLFOX4) given before and after surgery of liver metastases from metastatic colorectal cancer versus surgery alone.
Investor Relations Department
Europe Tel: + 33 1 53 77 45 45             US Tel: + 1 908 981 5560
E-mail: IR@sanofi-aventis.com

  Monday, June 4, 3:30 PM – 3:45 PM, N Hall B1, Plenary Session.

Taxotere® (docetaxel) Injection Concentrate clinical studies:

Abstract # LBA1008 - BCIRG007: First overall survival analysis of a randomized phase III trial of trastuzumab plus docetaxel with or without carboplatin as first line therapy in HER2 amplified metastatic breast cancer (MBC).

  This study evaluates the use of two Taxotere ® - Herceptin (trastuzumab) regimens for the treatment of metastatic HER2 positive breast cancer patients.
  Sunday June 3, 9:45 AM – 10 AM Hall B1 Oral Presentation.

Abstract #537 - Estrogen receptor expression and efficacy of docetaxel in early breast cancer: A pooled analysis of 3490 patients included in two randomized trials

  This presentation reviews the use of Taxotere ® in trials involving patients with early stage node positive breast cancer, according to the hormonal receptor status of the tumour.
  Monday, June 4, 10:00 PM -10:15 PM, E Hall D1, Oral Presentation.
Investigational Agents:

Abstract # 5508 – VEGF-Trap for patients (pts) with recurrent platinum-resistant epithelial ovarian cancer (EOC): Preliminary results of a randomized, multicenter phase II study

  Data on the use of aflibercept (VEGF-Trap) as a single agent in recurrent ovarian cancer will be presented.
  Sunday, June 3, 2:45 PM – 3:00 PM, E 354a, Oral Presentation.

Abstract # 7627 – Phase II study of the efficacy and safety of Intravenous (IV) AVE0005 (VEGF-Trap) given every two weeks in patients (pts) with platinum and erlotinib-resistant adenocarcinoma of the lung (NSCLA

  Data on the use of aflibercept (VEGF-Trap) as a single agent in refractory NSCLA will be presented.
  Sunday, June 3, 8.00 AM – 12:00 PM, S Hall A2, General Poster Session.

Abstract # 4514 – Randomized phase III study of S-1 alone versus S-1 plus CDDP in advanced gastric cancer (the SPIRITS trial)

  This study evaluated the addition of cisplatin to S-1 versus S-1 alone in advanced gastric cancer.
  Sunday, June 3, 5:00 PM – 5:15 PM, E Hall D2, Oral Presentation.

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45             US Tel: + 1 908 981 5560
E-mail: IR@sanofi-aventis.com

Abstract # 3069 - Activity of MVA 5T4 alone or in combination with either interleukin-2 or interferon-alpha in patients with metastatic renal cell cancer

  The trials are designed to evaluate TroVax ® either as a single agent, or in combination with either interleukin-2 or interferon-alpha.
  Sunday, 3 June, 8:00 AM - 12:00 PM, General Poster Session S Hall 2.
“My Child Matters” program

Abstract # 9526 – My child matters program: A UICC-sanofi-aventis partnership to improve paediatric cancer care in developing countries

  First outcomes of the humanitarian program focused on children with cancer in the developing world will be presented in this presentation.
  Sunday, June 3, 2:00 PM – 6:00 PM, S Hall A2 . Poster Number W2.

About sanofi-aventis
Sanofi-aventis is one of the world leaders in the pharmaceutical industry, ranking number one in Europe. Backed by a world-class R&D organisation, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45             US Tel: + 1 908 981 5560
E-mail: IR@sanofi-aventis.com